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3E COMMISSION
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SEC FILE NUMBER
8- 44170

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barr Rosenberg Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3435 Stelzer Road
(No. and Street)

Columbus (City) OH (State) 43219 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bucher 614-470-8661
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street (Address) Columbus (City) OH (State) 43215 (Zip Code)

SEC MAIL PROCESSING RECEIVED NOV 2 2002 WASH. D.C. 180 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P DEC 03 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Barr Rosenberg Funds Distributor, Inc.

(A wholly owned subsidiary Of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934 And Report of Independent Accountants on Internal Control Pursuant to Security and Exchange Commission Rule 17a-5

September 30, 2002

OATH OR AFFIRMATION

I, Robert Bucher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barr Rosenberg Funds Distributor, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Robert Bucher
Signature

Financial and Operations Principal
Title

Diane R. Wendel Baker
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors and Stockholder of
Barr Rosenberg Funds Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Barr Rosenberg Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the Company) at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

October 18, 2002

Barr Rosenberg Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition
At September 30, 2002

Assets		
Investments	$	126,497
Distribution fees receivable		55,000
Prepaid fees		3,287
Other receivable		200
Total assets	$	184,984
Liabilities and Stockholder's Equity		
Liabilities		
Accrued distribution fees	$	55,000
Payable to affiliates		11,118
Total liabilities		66,118
Stockholder's equity		
Common stock, $1.00 par value; 1000 shares authorized, 10 shares issued and outstanding		10
Capital in excess of par value		149,990
Accumulated deficit		(31,134)
Total stockholder's equity		118,866
Total liabilities and stockholder's equity	$	184,984

The accompanying notes are an integral part of these financial statements.

Barr Rosenberg Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Operations
For the Year Ended September 30, 2002

Revenues	
Distribution fees	$ 428,605
Commission income	3,702
Interest income	746
Total revenues	433,053
Expenses	
Distribution expense	407,214
Administrative service fee to affiliate	14,912
Intangibles tax	985
Total expenses	423,111
Net income before taxes	9,942
Income taxes	3,042
Net income	$ 6,900

The accompanying notes are an integral part of these financial statements.

Barr Rosenberg Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2002

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Total Stockholder's Equity
Balance at September 30, 2001	$ 10	149,990	$ (38,034)	$ 111,966
Net income	-	-	6,900	6,900
Balance at September 30, 2002	$ 10	149,990	$ (31,134)	$ 118,866

The accompanying notes are an integral part of these financial statements.

Barr Rosenberg Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Cash Flows
For the Year Ended September 30, 2002

Cash flows from operating activities	
Net income	$ 6,900
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in distribution fees receivable	(30,000)
Decrease in prepaid fees	1,542
Increase in other receivable	(200)
Increase in accrued distribution fees	30,000
Decrease in payable to affiliates	(7,496)
Net cash provided by operating activities	746
Cash flows from investing activities	
Increase in investments	(746)
Net cash used in investing activities	(746)
Net change in cash and cash equivalents	-
Cash and cash equivalents at September 30, 2001	-
Cash and cash equivalents at September 30, 2002	$ -

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
September 30, 2002

1. Organization

Barr Rosenberg Funds Distributor, Inc. (the Company), is a wholly owned subsidiary of The BISYS Group, Inc. (BISYS). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company serves as distributor and principal underwriter to AXA Rosenberg Mutual Funds (the Funds) and, as a result, substantially all of the Company's revenues are earned from the Funds. The Company receives distribution fees from certain of the Funds, which are determined based on the average daily net assets of the Funds and are accrued monthly.

The Company also receives commissions from certain of the Funds, which are determined based on a percentage of sales for orders received.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Investments
Investments include commercial paper with original maturity of 270 days or less and 300 shares of NASD stock valued at $3,300. The carrying values of the Company's investments approximate their fair values at September 30, 2002.

Intangibles tax
The intangibles tax represents a net worth based tax paid by financial institutions to the State of Ohio.

Income Taxes
BISYS and its affiliates file a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income or loss and tax credits. No deferred tax provision is recognized as the Company does not have any temporary differences.

Revenue Recognition
The Company recognizes commissions, distribution fees and interest income on an accrual basis, as earned.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. Related-Party Transactions

During the fiscal year ended September 30, 2002, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. In addition, BISYS, the administrator for the Funds, incurred distribution-related expenses on the Company's behalf. BISYS charged the Company an administrative service fee for these services, which aggregated $14,912. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

4. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital under the Rule of $56,617, which was $51,617 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2002 was 1.17 to 1.

5. Regulatory Compliance

The Company has complied with the exemptive provisions of Rule 15c3-3 under Subparagraph (K)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

Barr Rosenberg Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplementary Schedule—Computation of Net Capital Under SEC Rule 15c3-1
At September 30, 2002

Total stockholder's equity from statement of financial condition		$ 118,866
Deductions		
Nonallowable assets		
Investments	$ 3,300	
Distribution fees receivable	55,000	
Prepaid fees	3,287	
Other receivable	200	61,787
Haircut on investments		462
Net capital		56,617
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital		$ 51,617
Total aggregate indebtedness		$ 66,118
Percentage of aggregate indebtedness to net capital		117%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between net capital as shown above and the corresponding net capital computed by the Company for inclusion in its unaudited Part IIA FOCUS Report filing at September 30, 2002.

Barr Rosenberg Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplementary Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under SEC Rule 15c3-3
At September 30, 2002

The Company has complied with the exemptive provisions of Rule 15c3-3 under Subparagraph (K)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of
Barr Rosenberg Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Barr Rosenberg Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the Company) for the year ended September 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

October 18, 2002